Exhibit 3.2

RESTATED
CERTIFICATE OF INCORPORATION

OF

DESTINATION XL GROUP, INC.

(Conformed copy incorporating all amendments through August 6, 2021)

The undersigned, a duly authorized officer of Destination XL Group, Inc. (the “Corporation”), a corporation organized and existing under the Laws of the State of Delaware, does hereby certify as follows:

A:The name of the Corporation is Destination XL Group, Inc., originally incorporated under the name “KARA ENTERPRISES, INC.” The Corporation’s original Certificate of Incorporation was filed with the Secretary of the State of Delaware on January 29, 1976.

This Restated Certificate of Incorporation (the “Restated Certificate of Incorporation”) was duly adopted in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware and only restates and integrates and does not further amend the provisions of the Corporation’s Certificate of Incorporation as heretofore amended or supplemented and there is no discrepancy between those provisions and the provisions of the Restated Certificate of Incorporation.

B:The Certificate of Incorporation of the Corporation is hereby restated so as to read in its entirety as follows:

FIRST: The name of this corporation is Destination XL Group, Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, and the name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is as follows:

To engage in retail or wholesale distribution, marketing and sale of clothing, apparel and related goods and products; to purchase or lease and maintain real property for the purpose of operating retail stores or outlets, warehouses, corporate headquarters or other related facilities; to develop, market and distribute financial, merchandising and data processing systems (including, without limitation, computer software programs) for inventory and cost control, sales reporting, financial accounting and other financial and managerial control purposes; and to engage in any businesses related to or arising from the foregoing.

To conduct or engage in any lawful act or activity for which corporations may be organized under

FOURTH: Shares, Reclassification, and Transfer Restrictions

4.1. Authorized Shares.

The total authorized stock of the Corporation shall be 126,000,000 shares, divided into: (i) 125,000,000 shares of Common Stock having a par value of $0.01 per share (“Common Stock”); and (ii) 1,000,000 shares of Preferred Stock having a par value of $0.01 per share (“Preferred Stock”).

4.2. [Reserved]

4.3. Transfer Restrictions.

Section 4.3.1. Certain Definitions.

As used in this Section 4.3:

“Acquire” or “Acquisition” and similar terms means the acquisition of record, legal, beneficial or any other ownership of Corporation Securities by any means, including, without limitation, (a) the exercise of any rights under any option, warrant, convertible security, pledge or other security interest or similar right to acquire shares, or (b) the entering into of any swap, hedge or other arrangement that results in the acquisition of any of the economic consequences of ownership of Corporation Securities, but shall not include the acquisition of any such rights unless, as a result, the acquirer would be considered an owner.

“Business Day” means any day, other than a Saturday, Sunday or day on which banks located in Boston, Massachusetts, are authorized or required by law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Corporation Securities” means (a) shares of Common Stock, (b) shares of Preferred Stock of any class or series of Preferred Stock, (c) warrants, rights or options (including within the meaning of Treasury Regulation Section 1.382-2T(h)(4)(v)) to purchase stock of the Corporation, and (d) any other interests that would be treated as “stock” of the Corporation pursuant to Treasury Regulation Section 1.382-2T(f)(18).

“Effective Date” means August 27, 2009.

“Entity” means an entity within the meaning of Treasury Regulation Section 1.382-3(a)(1).

“Five Percent Shareholder” means a Person or group of Persons that is identified as a “5-percent shareholder” of the Corporation Securities pursuant to Treasury Regulation Section 1.382-2T(g)(1), but excluding any “direct public group” with respect to the Corporation, as that term is defined in Treasury Regulation Section 1.382-2T(j)(2)(ii). For the purposes of determining the existence and identity of, and the amount of Corporation Securities owned by, any Five Percent Shareholder, the Corporation is entitled to rely conclusively on (a) the existence and absence of filings of Schedules 13D or 13G under the Securities Exchange Act of 1934, as amended (or any similar schedules) as of any date, and (b) its actual knowledge of the ownership of the Corporation Securities.

“Percentage Stock Ownership” and similar terms means percentage stock ownership as determined in accordance with Treasury Regulation Section 1.382-2T(g), (h), (j) and (k).

“Person” means an individual, corporation, estate, trust, association, limited liability company, partnership, joint venture or similar organization, and also includes a syndicate or group as those terms are used for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Prohibited Transfer” means any purported Transfer of Corporation Securities to the extent that such a Transfer is prohibited and/or void under this Article FOURTH, unless, with respect to any Transfer that would not result in an “ownership change” of the Corporation Securities (within the meaning of Section 382(g) of the Code), the Board of Directors determines that such a Transfer is not a Prohibited Transfer, in its sole discretion and subject to any conditions that it deems reasonable and appropriate in connection with its determination.

“Restriction Release Date” means such date, after the Effective Date, that the Board of Directors determines in good faith that it is in the best interests of the Corporation and its stockholders for the transfer restrictions set forth in this Article FOURTH to terminate.

“Restricted Holder” means a Person or group of Persons that (a) is a Five Percent Shareholder and Acquires or proposes to Acquire Corporation Securities, or (b) is proposing to Acquire Corporation Securities, and following such proposed Acquisition of Corporation Securities, would be a Five Percent Shareholder.

“Tax Benefits” means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any “net unrealized built-in loss” within the meaning of Section 382 of the Code, of the Corporation or any direct or indirect subsidiary thereof.

“Transfer” means any direct or indirect Acquisition, sale, transfer, assignment, conveyance, pledge or other disposition of Corporation Securities in any manner whatsoever, whether voluntary or involuntary, by operation of law or otherwise, or any attempt to do any of the foregoing. A Transfer shall also include the creation or grant of an option (including within the meaning of Treasury Regulation Section 1.382-2T(h)(4)(v)). A Transfer shall not include an issuance or grant of Corporation Securities by the Corporation.

“Treasury Regulation” means a Treasury Regulation promulgated under the Code.

Section 4.3.2. Transfer Restrictions.

(a)From and after the Effective Date and prior to the Restriction Release Date, subject to Section 4.3.2(b) and (c), no Transfer shall be permitted, and any such purported Transfer shall be void ab initio, to the extent that after giving effect to such purported Transfer (or any series of Transfers of which such Transfer is a part), either (i) any Person or group of Persons shall become a Five Percent Shareholder or (ii) the Percentage Stock Ownership interest in the Corporation of any Five Percent Shareholder shall be increased. The prior sentence is not intended to prevent the Corporation Securities from being DTC-eligible and shall not preclude the settlement of any transactions in the Corporation Securities entered into through the facilities of a national securities exchange or any national securities quotation system, provided, that if the settlement of the transaction would result in a Prohibited Transfer, such Transfer shall nonetheless be a Prohibited Transfer.

(b)The restrictions contained in this Article FOURTH are for the purposes of reducing the risk that any “ownership change” of the Corporation Securities (as defined in the Code) may limit the Corporation’s ability to utilize its Tax Benefits. In connection therewith, and to provide for effective policing of these provisions, a Restricted Holder who proposes to Acquire Corporation Securities shall, prior to the date of the proposed Acquisition, request in writing (a “Request”) that the Board of Directors of the Corporation (or a committee thereof that has been appointed by the Board of Directors) review the proposed Acquisition and authorize or not authorize the proposed Acquisition in accordance with this Section 4.3.2(b) of Article FOURTH. A Request shall be mailed or delivered to the Secretary of the Corporation at the Corporation’s principal place of business, or telecopied to the Corporation’s telecopier number at its principal place of business. Such Request shall be deemed to have been received by the Corporation when actually received by the Corporation. A Request shall include (i) the name, address and telephone number of the Restricted Holder; (ii) a description of the Restricted Holder’s existing direct or indirect ownership of Corporation Securities; (iii) a description of the Corporation Securities that the Restricted Holder proposes to Acquire; (iv) the date on which the proposed Acquisition is expected to take place (or, if the Acquisition is proposed to be made by a Five Percent Shareholder in a transaction on a national securities exchange or any national securities quotation system, a statement to that effect); (v) the name of the proposed transferor of the Corporation Securities that the Restricted Holder proposes to Acquire (or, if the Acquisition is proposed to be made by a Five Percent Shareholder in a transaction on a national securities exchange or any national securities quotation system, a statement to that effect); and (vi) a request that the Board of Directors (or a committee thereof that has been appointed by the Board of Directors) authorize, if appropriate, the Acquisition pursuant to this Section 4.3.2(b) of Article FOURTH. The Board of Directors may authorize an Acquisition by a Restricted Holder, if it determines, in its sole discretion, that, after taking into account the preservation of the Tax Benefits, such Acquisition would be in the best interests of the Corporation and its stockholders. Subject to Section 4.3.2(c), unless and until the Board of Directors determines to authorize a proposed Acquisition by a Restricted Holder, the consummation of such Acquisition shall be a Prohibited Transfer. The Board of Directors may, in its sole discretion, impose any conditions that it deems reasonable and appropriate in connection with authorizing any such Acquisition by a Restricted Holder. In addition, the Board of Directors may, in its sole discretion, require such representations from the Restricted Holder or such opinions of counsel to be rendered by counsel selected by the Board of Directors, in each case as to such matters as the Board of Directors may determine. Any Restricted Holder who makes a Request to the Board of Directors shall reimburse the Corporation, on demand, for all costs and expenses incurred by the Corporation with respect to any proposed Acquisition of Corporation Securities, including, without limitation, the Corporation’s costs and expenses incurred in determining whether to authorize the proposed Acquisition, which costs may include, but are not limited to, any expenses of counsel and/or tax advisors engaged by the Board of Directors to advise the Board of Directors or deliver an opinion thereto.

(c)Notwithstanding the foregoing Section 4.3.2(b), the Board of Directors may also authorize a purported prior Acquisition in respect of a Prohibited Transfer, if such Acquisition would not result in an “ownership change” of the Corporation Securities (within the meaning of Section 382(g) of the Code) and the Board of Directors determines, in its sole discretion, that, after taking into account the preservation of the Tax Benefits, such Acquisition would be in the best interests of the Corporation and its stockholders. Any determination by the Board of Directors not to authorize any purported prior Acquisition shall cause such purported prior Acquisition to continue to be deemed a Prohibited Transfer. The Request and Board of Director approval procedures set forth in Section 4.3.2(b) applicable to Restricted Holders with respect to proposed Acquisitions shall also apply to purported prior Acquisitions by any Person or group of Persons.

Section 4.3.3. Treatment of Excess Securities.

(a)No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of a Prohibited Transfer (the “Purported Transferee”) shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities which are the subject of the Prohibited Transfer (the “Excess Securities”). The Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof. Once the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, such Corporation Securities shall cease to be Excess Securities.

(b)If the Board of Directors determines that a Prohibited Transfer has been recorded by an agent or employee of the Corporation notwithstanding the prohibition in Section 4.3.3(a) of this Article FOURTH, such recording and the Prohibited Transfer shall be void ab initio and have no legal effect and, upon written demand by the Corporation, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any dividends or other distributions that were received by the Purported Transferee from the Corporation with respect to the Excess Securities (the “Prohibited Distributions”), to an agent designated by the Board of Directors (the “Agent”). In the event of an attempted Prohibited Transfer involving the purchase or Acquisition of Corporation Securities in violation of this Article FOURTH by a Restricted Holder, the Agent shall thereupon sell to a buyer or buyers, which may include the Corporation or the purported transferor, the Excess Securities transferred to it in one or more arm’s-length transactions (including over a national securities exchange or national securities quotation system on which the Corporation Securities may be traded); provided, however, that the Agent, in its sole discretion, shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Corporation Securities, would adversely affect the value of the Corporation Securities or would be in violation of applicable securities laws. If the Purported Transferee has resold the Excess Securities before receiving the Corporation’s demand to surrender the Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported

Transferee to retain a portion of such sales proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 4.3.3(c) of this Article FOURTH if the Agent, rather than the Purported Transferee, had resold the Excess Securities.

(c)The Agent shall apply any proceeds of a sale by it of Excess Securities and, if the Purported Transferee had previously resold the Excess Securities, any amounts received by it from a Purported Transferee, as follows: (i) first, to reimburse itself to the extent necessary to cover its costs and expenses incurred in accordance with its duties hereunder; (ii) second, to reimburse the Purported Transferee for the amounts paid by the Purported Transferee for the Excess Securities (or in the case of any Prohibited Transfer by gift, devise or inheritance or any other Prohibited Transfer without consideration, the fair market value, calculated on the basis of the closing market price for the Corporation Securities on the day before the Prohibited Transfer); and (iii) third, the remainder, if any, to the original transferor, or, if the original transferor cannot be readily identified, to an entity designated by the Corporation’s Board of Directors that is described in Section 501(c) of the Code, contributions to which must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code. The recourse of any Purported Transferee with respect of any Prohibited Transfer shall be limited to the amount payable to the Purported Transferee pursuant to clause (ii) of this Section 4.3.3(c) of this Article FOURTH. Except as may be required by law, in no event shall the proceeds of any sale of Excess Securities pursuant to this Article FOURTH inure to the benefit of the Corporation or the Agent, except to the extent used to cover expenses incurred by the Agent in performing its duties hereunder.

(d)If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof to the Agent within thirty (30) days from the date on which the Corporation makes a demand pursuant to Section 4.3.3(b) of this Article FOURTH, then the Corporation may take such actions as it deems necessary to enforce the provisions hereof, including the institution of legal proceedings to compel such surrender.

(e)If any Person shall knowingly violate, or knowingly cause any other Person under control of such Person (a “Controlled Person”) to violate this Article FOURTH, then that Person and any Controlled Person shall be jointly and severally liable for, and shall pay to the Corporation, such amount as will, after taking account of all taxes imposed with respect to the receipt or accrual of such amount and all costs incurred by the Corporation as a result of such violation, put the Corporation in the same financial position as it would have been in had such violation not occurred.

Section 4.3.4. Legends; Compliance

(a)All certificates reflecting Corporation Securities on or after the Effective Date shall, until the Restriction Release Date, bear a conspicuous legend in substantially the following form:

THE TRANSFER OF SECURITIES REPRESENTED HEREBY IS SUBJECT TO RESTRICTION PURSUANT TO ARTICLE FOURTH OF THE RESTATED CERTIFICATE OF INCORPORATION OF CASUAL MALE RETAIL GROUP, INC., AS

AMENDED AND IN EFFECT FROM TIME TO TIME, A COPY OF WHICH MAY BE OBTAINED FROM THE CORPORATION UPON REQUEST.

(b)The Corporation shall have the power to make appropriate notations upon its stock transfer records and to instruct any transfer agent, registrar, securities intermediary or depository with respect to the requirements of this Article FOURTH for any uncertificated Corporation Securities or Corporation Securities held in an indirect holding system.

(c)Nothing contained in this Article FOURTH shall limit the authority of the Board of Directors of the Corporation to take such other action to the extent permitted by law as it deems necessary or advisable to preserve the Corporation’s Tax Benefits. The Board of Directors of the Corporation shall have the power to determine all matters necessary for determining compliance with this Article FOURTH, including, without limitation, determining (i) the identification of Five Percent Shareholders and Restricted Holders; (ii) whether a Transfer or proposed Transfer is a Prohibited Transfer; (iii) the Percentage Stock Ownership in the Corporation of any Five Percent Shareholders and Restricted Holders; (iv) whether an instrument constitutes a Corporation Security; (v) the amount (or fair market value) due to a Purported Transferee; (vi) the interpretation of the provisions of this Article FOURTH; and (vii) any other matters which the Board of Directors deems relevant. In the case of an ambiguity in the application of any of the provisions of this Article FOURTH, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event that this Article FOURTH requires an action by the Board of Directors but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Article FOURTH. All such actions, calculations, interpretations and determinations that are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the Corporation, the Agent, and all other parties to a Transfer; provided, however, that the Board of Directors may delegate all or any portion of its duties and powers under this Article FOURTH to a committee of the Board of Directors as it deems advisable or necessary.

(d)Nothing contained in this Article FOURTH shall be construed to give any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this Article FOURTH. This Article FOURTH shall be for the sole and exclusive benefit of the Corporation and the Agent.

(e)If any provision of this Article FOURTH or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article FOURTH.

4.4. Voting Power, Preferences, and Other Rights of Capital Stock. The voting power, preferences and relative participating, optional or other special rights and the qualifications, limitations or restrictions of the Common Stock and Preferred Stock are as follows:

Section 4.4.1. Common Stock. The holders of the Common Stock shall be entitled to one vote for each share of Common Stock registered in the name of such holder. The holders of the Common Stock shall be entitled to such dividends as may from time to time be declared by the Board of Directors, but only when and as declared by the Board of Directors, out of any funds legally available for declaration of dividends, and subject to any provisions of this Certificate of Incorporation, as amended from time to time, or of resolutions of the Board of Directors adopted pursuant to authority herein contained, requiring that dividends be declared, paid or set aside upon the outstanding shares of Preferred Stock of any series or upon the outstanding shares of any other class of capital stock ranking senior to the Common Stock as to dividends or that the Corporation fulfill any obligations it may have with respect to the redemption of any outstanding Preferred Stock as a condition to the declaration and/or payment of any dividend on the Common Stock; but no such provisions shall restrict the declaration of payment of any dividend or distribution on the Common Stock payable solely in shares of Common Stock. In the event of the liquidation, dissolution or winding up of the affairs of the Corporation, the holders of the Common Stock shall be entitled to share pro rata in the net assets available for distribution to holders of Common Stock after satisfaction of the prior claims of the holders of shares of Preferred Stock of any series and shares of any other class of capital stock ranking senior to the Common Stock as to assets, in accordance with the provisions of this Certificate of Incorporation, as amended from time to time, or of resolutions of the Board of Directors adopted pursuant to authority herein contained.

Section 4.4.2. Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a)The number of shares constituting that series and the distinctive designation of that series;

(b)The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c)Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d)Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e)Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f)Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(g)The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution of winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(h)Any other relative powers, rights, preferences and limitations of that series.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided that:

(a)Subject to the limitations and exceptions, if any, contained in the by-laws of the Corporation, the by-laws may be adopted, amended or repealed by the Board of Directors of the Corporation.

(b)Elections of directors need not be by written ballot.

(c)Subject to any applicable requirements of law, the books of the Corporation may be kept outside the State of Delaware at such location as may be designated by the Board of Directors or in the by-laws of the Corporation.

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of this Corporation, as the case may be, and also on this Corporation.

EIGHTH: The Corporation shall indemnify each person who at any time is, or shall have been, a director or officer of the Corporation, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is, or was, a director or officer of the Corporation, or served at the request of the Corporation as a director, officer, employee, trustee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding to the maximum extent permitted by the General Corporation Law of the State of Delaware. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director or officer may be entitled, under any by-law, agreement, vote of directors or stockholders or otherwise.

NINTH: No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages arising out of such director’s breach of fiduciary duty as a director of the Corporation, except to the extent that the elimination or limitation of liability is not permitted by the General Corporation Law of the State of Delaware. No amendment or repeal of this Article NINTH shall deprive a director of the benefits hereof with respect to any act or omission occurring prior to such amendment or repeal.

TENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and this Certificate of Incorporation and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this the 9th day of August, 2018.

DESTINATION XL GROUP, INC.

By:  /s/ David A/ Levin
Name:David A. Levin
Title:President & CEO